UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lender Commitments under the ABL Facility

On November 30, 2015, UCI International, LLC, as parent borrower (the “Parent Borrower”) under the ABL Credit Agreement, dated as of September 30, 2015 (the “ABL Facility”), by and among UCI Holdings Limited, a New Zealand limited liability company, the Parent Borrower, the subsidiary borrowers, UCI Acquisition Holdings (No. 1) Corp, a Delaware corporation, Credit Suisse AG, Cayman Islands Branch, as issuing lender, administrative agent and collateral agent, reduced the aggregate lender commitments from $125.0 million to $100.0 million under, and in accordance with the terms and conditions of, the ABL Facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: December 1, 2015	By:	/s/ Ricardo F. Alvergue
		Name:	Ricardo F. Alvergue
		Title:	Chief Financial Office